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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Superconductive Components, Inc.
(Name of Issuer)
Common stock, without par value
(Title of Class of Securities)
868048307
(CUSIP Number)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868048307	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Laura F. Shunk

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		403,078

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		403,078

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	403,078

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	868048307	Page	3	of	4
Item 1.
(a)	Name of Issuer: Superconductive Components, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2839 Charter Street Columbus, Ohio 43228-4607
Item 2.
(a)	Name of Persons Filing: Laura F. Shunk

(b)	Address of Principal Business Office, or, if none, Residence:

8300 Mulberry Road, P.O. Box 490, Chesterland, Ohio, 44026

(c)	Citizenship: Ms. Shunk is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, without par value

(e)	CUSIP Number: 868048307
Item 3.
     Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned: 403,078

(b)	Percent of Class: 11.3%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote:	403,078
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	403,078
(iv) Shared power to dispose or to direct the disposition of:	0

CUSIP No.	868048307	Page	4	of	4
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
             Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 27, 2007
 /s/ Laura F. Shunk
By: Laura F. Shunk